Sabine Pass LNG, L.P.

700 Milam Street, Suite 800

Houston, Texas 77002

June 11, 2007

Securities and Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549-7010

Attention: Mr. H. Christopher Owings

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4

(No. 333-138916) of Sabine Pass LNG, L.P.

Ladies and Gentlemen:

On behalf of Sabine Pass LNG, L.P. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m., Washington, D.C. time, on Wednesday, June 13, 2007, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•

the Company may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SABINE PASS LNG, L.P.

By:	Sabine Pass LNG-GP, Inc., its general partner

By:	/s/ Stanley C. Horton
Name: Title:	Stanley C. Horton Chief Executive Officer